Citigroup Inc.
           Pricing Sheet No. 2013-CMTNH0003 dated January 22, 2013 relating to
Preliminary Pricing Supplement No. 2013-CMTNH0003 dated January 15, 2013
Registration Statement No. 333-172562
Filed pursuant to Rule 433

Callable 3-Month U.S. Dollar LIBOR and S&P 500® Index Linked Range Accrual Notes
Due January 25, 2028

PRICING TERMS – JANUARY 22, 2013
Aggregate principal amount:	$4,000,000
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note
Underlying index:	S&P 500® Index
LIBOR reference rate:
On any day, the level of 3-month U.S. Dollar LIBOR appearing on Reuters page “LIBOR01” at 11:00 a.m., London, England time, on such day, or if not available on such day, as set forth under “accrual day” below.

Pricing date:	January 22, 2013
Original issue date:	January 25, 2013
Maturity date:	Unless earlier redeemed, January 25, 2028
Payment at maturity:	$1,000 per note, plus any accrued and unpaid interest
Interest payment:	For each quarterly accrual period, the notes will pay a contingent coupon at an annual rate equal to: 5.75% per annum × Accrual days during that accrual period Elapsed days during that accrual period
Interest payment dates:	The 25th day of each January, April, July and October, beginning April 25, 2013.
Accrual period:
The period from and including January 25, 2013 to but excluding the immediately following interest payment date, and each successive period from and including an interest payment date to but excluding the next interest payment date.

Accrual day:
An elapsed day on which both (i) the LIBOR reference rate is within the LIBOR reference rate range and (ii) the closing level of the underlying index is greater than or equal to the index reference level.

For the last four business days in an accrual period, the LIBOR reference rate and the closing level of the underlying index will not be observed and will be assumed to be the same as the LIBOR reference rate or the closing level of the underlying index, as applicable, on the elapsed day immediately preceding such unobserved days. If the LIBOR reference rate or the closing level of the underlying index is not available on an elapsed day for any reason (including weekends and holidays), then the LIBOR reference rate and the closing level of the underlying index for such elapsed day will be assumed to be the same as the LIBOR reference rate or the closing level of the underlying index, as applicable, on the elapsed day immediately preceding such elapsed day.

Elapsed day:	Each calendar day during the relevant accrual period
Index reference level:	1,119.42, 75% of the closing level of the underlying index on the pricing date
LIBOR reference rate range:	0.00% to 6.00%, inclusive
Call right:
We may call the notes, in whole and not in part, for mandatory redemption on any quarterly interest payment date beginning on January 25, 2015 upon not less than five business days’ notice.  Following an exercise of our call right, you will receive an amount in cash equal to 100% of the stated principal amount of notes you then hold on that interest payment date, plus accrued and unpaid interest, if any. If we call the notes prior to maturity, you will not receive any additional interest payments following the redemption.

CUSIP / ISIN:	1730T0RA9 / US1730T0RA96
Listing:	The notes will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer, acting as principal. See “Plan of Distribution; Conflicts of Interest” in the related preliminary pricing supplement.
Underwriting fee and issue price:	Price to Public	Underwriting Fee(1)	Proceeds to Issuer(1)
Per note	$1,000.00	$35.00	$965.00
Total	$4,000,000	$80,000	$3,920,000
(1) Citigroup Global Markets Inc., an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $35.00 for each $1,000 note sold in this offering. The actual underwriting fee per note will be equal to the selling concession provided to selected dealers, as described in this paragraph.  The per note proceeds to issuer above represents the minimum per note proceeds to Citigroup Inc., assuming the maximum per note underwriting fee. The total underwriting fee and total proceeds to issuer above give effect to the actual amount of this variable underwriting fee.  From this underwriting fee, Citigroup Global Markets Inc. will pay selected dealers affiliated with Citigroup Global Markets Inc., including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a fixed selling concession of $20.00 for each $1,000 note they sell. Citigroup Global Markets Inc. will pay selected dealers not affiliated with Citigroup Global Markets Inc. a variable selling concession of up to $35.00 for each $1,000 note they sell. Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in the related preliminary pricing supplement for more information.

You should read this document together with the preliminary pricing supplement describing this offering and the accompanying underlying supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement dated January 15, 2013
Underlying Supplement No. 2 dated December 27, 2012
Prospectus Supplement dated December 20, 2012 and Prospectus dated May 12, 2011

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Inc. and its affiliates. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any representation or warranty regarding the advisability of investing in the notes.

Citigroup Inc. has filed a registration statement (including a preliminary pricing supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. You should read the accompanying preliminary pricing supplement, underlying supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172562) and the other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, you can request the accompanying preliminary pricing supplement, underlying supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.